

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

August 7, 2009

Alfred P. West, Jr.
Chief Executive Officer
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456-1100

> **Re:** **Proxy Statement ion Schedule 14A**
> **Filed April 16, 2009**
> **File No. 000-10200**

Dear Mr. West:

We have reviewed your response letter dated July 27, 2009, and have the following additional comment.

Definitive Proxy Statement filed April 16, 2009

Executive Compensation, page 13

Incentive Compensation, page 13

1. We note your response to comment 5 of our letter dated July 9, 2009. In response to this comment, you describe the process through which the ultimate bonus amount awarded to each officer is determined. However, you did not tell us how the initial target amounts for each officer is determined. Please discuss how you determined that the "annual incentive compensation targets for 2008 were $600,000 for Mr. West, $550,000 for Mr. Ujobai, and $500,000 for each of the other named executive officers."

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 if you have questions regarding comments on matters relating to executive compensation. Please contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant